UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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(Check One):          [  X ] Form 10-K           [   ] Form 20-F         [   ]  Form 11-K
                             [  ]  Form 10-Q              [   ] Form N-SAR

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     For Period Ended February 28, 1999
                                                                              SEC File No.          0-17249

         [   ] Transition Report on Form 10-K                                 CUSIP No.             051526 101
         [   ] Transition Report on Form 20-F                                                       ----------
         [   ] Transition Report on Form 11-K

         [   ] Transition report on Form 10-Q
         [   ] Transition Report on Form N-SAR

         For the Transition Period Ended:--------------------------------------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates.

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Part I--REGISTRANT INFORMATION

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Full Name of Registrant AURA SYSTEMS, INC.

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Former Name if Applicable


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Address of Principle Executive Office (Street and Number)
2335 ALASKA AVENUE

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City, State and Zip Code
EL SEGUNDO, CA  90245

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PART II--Rules 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a)    The reasons  described in reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable effort to expense;
              (b)    The subject annual report,  semi-annual report,  transition report on Form  10-K,  Form  20-F,  11-K,  Form  N-SAR,  or portion  thereof,  will be filed on or before the fifteenth calendar day following
    [  ]             the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c)    The  accountant's  statement or other  exhibit  required by
                     Rule 12b-25 has been attached if applicable.  (ATTACH EXTRA
                     SHEETS IF NEEDED).


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PART III--NARRATIVE

State below in reasonable detail the reasons way the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED).

The Registrant's Annual Report on Form 10-K could not be filed on or before the prescribed due date, June 1, 1999, as a result of a delay in the commencement of the Registrant's audit of its financial statements.


                  (ATTACH EXTRA SHEETS IF NEEDED)
                       SEC 1344 (11-91)




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PART IV--OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

   STEVEN C. VEEN             (310)          643-5300, x215
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       Name                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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(3)      It is anticipated that any significant  change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements included in Form 10-K for the year ended February 28, 1999 will reflect a significant change in results of operations from the corresponding fiscal year. In particular, the financial statements for the current period will reflect a reduction in revenues as well as a loss from operations.
                             SEE ATTACHED NARRATIVE

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                               AURA SYSTEMS, INC.
                   Name of registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    June 2, 1999                                  By /s/ Steven C. Veen
         ------------                                  ---------------------
                                                       Steven C. Veen
                                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T.